SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
   CENTRAL AND SOUTH WEST CORPORATION, ET AL      :  CERTIFICATE
                                                  :
               File No. 70-8327                   :       OF
                                                  :
  (Public Utility Holding Company Act of 1935)    :  NOTIFICATION
__________________________________________________:






    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period July 1, 1996 through September 30, 1996.





The requested information for the third quarter of 1996 is as follows:



                             CPL       PSO         SWEPCO      WTU      TOTAL



LIST OF
MUNICIPALITIES TO           None       None         None       None      None
WHICH SERVICES WERE
PROVIDED


AMOUNT OF REVENUES
RECEIVED                    None       None         None       None      None


EXPENSES INCURRED           None       None         None       None      None





                              S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 7th day of November 1996.

                                   Central Power and Light Company
                                   Public Service Company of Oklahoma
                                   Southwestern Electric Power Company
                                   West Texas Utilities Company

                                      /s/ R. Russell Davis
                                          R. Russell Davis
                                            Controller